M. J. MAILLIS GROUP

04 JAN 13 7:21

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

SUPPL

04012045

DATE : December 12th , 2003

PROCESSED
JAN 21 2004
THOMSON FINANCIAL

Re: **Financial Statements of the period 01.01.2003-30.09.2003**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS**", company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements for the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2003 – 30.09.2003
- Consolidated Financial Statements as of the period 01.01.2003 – 30.09.2003

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Officer

dlw 1/13

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR.TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr
REG. No: 2716/06/B/86/43 - MINISTRY OF DEVELOPMENT, REG. OFFICE: MAROUSSI ATTIKIS

M. J. MAILLIS GROUP

COPY

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

DATE : December 12th , 2003

Re: **Financial Statements of the period 01.01.2003-30.09.2003**
File ≠ 33-82-4975

Dear Sirs,

On behalf of "**M. J. MAILLIS S.A. - PACKING SYSTEMS**", company incorporated in Greece (Xenias 5 Kifissia, Attiki), I am furnishing herewith the below listed documents:

- Financial Statements for the parent company «M.J.MAILLIS S.A. – Packing Systems» as of the period 01.01.2003 – 30.09.2003
- Consolidated Financial Statements as of the period 01.01.2003 – 30.09.2003

Please acknowledge receipt of this furnishing by signing and returning the second copy of this letter.

Yours truly,

Lina Dede
Investor Relations Officer

M. J. MAILLIS S.A. PACKING SYSTEMS
5, XENIAS & HAR.TRIKOUPI STR., 145 62 KIFISSIA, ATHENS, GREECE, TEL.: +30 210 6285000, FAX: +30 210 8080301
group web-site: www.maillis.gr
REG. No: 2716/06/B/86/43 - MINISTRY OF DEVELOPMENT, REG. OFFICE: MAROUSSI ATTIKIS

M. J. MAILLIS S.A.

CONSOLIDATED SUMMARISED BALANCE SHEET AS AT 30ης SEPTEMBER 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/09/2003	30/09/2002
B. PRE OPERATING COSTS		
Acquisition Cost	67.850.551	60.671.578
Less: Depreceiation until 30/09/2003	29.172.437	23.189.444
Net Value	38.678.114	37.482.134
C. FIXED ASSETS		
Acquisition Cost	227.150.486	208.587.168
Less: Depreciation until 30/09/2003	104.628.601	89.488.428
Net Value	122.521.885	119.098.740
Participation and other logn term acquisitions	747.687	215.513
Total Fixed Assets	123.269.572	119.314.253
D. CURRENT ASSETS		
Inventories	67.945.447	73.862.721
Receivables	90.987.468	85.763.304
Securities	1.685.042	2.869.920
Cash	18.822.723	22.416.808
Total Current Assets	179.440.680	184.912.753
E. PREPAYMENTS & ACCRUED INCOME	8.753.606	8.432.775
GRAND TOTAL ASSETS	350.141.972	350.141.915

CAPITAL AND LIABILITIES	30/09/2003	30/09/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro	55.212.222	55.049.749
Share premium reserve	144.877.197	144.825.890
Differences of revaluation-Investment subsidies	8.255.892	10.703.544
Reserves	21.703.657	32.303.434
Own shares in hand	(13.033.262)	(9.745.396)
Retained Profits	12.947.200	3.531.109
Exchange differences from translation of subsidiaries	(6)	(1.572.131)
Profit 1/1-30/9/2003	17.026.400	19.537.430
Goodwill on acquisition of subsidiaries	(118.339.234)	(117.464.693)
Minority interests	1.553.506	4.523.480
Total Capital & Reserves	130.203.572	141.692.416
B. PROVISIONS FOR RISK & EXPENSES	6.858.765	2.656.252
C. LIABILITIES		
Long-term Liabilities	94.486.428	110.160.644
Short-term Liabilities	113.313.459	92.285.497
Total Liabilities	207.799.887	202.446.141
D. ACCRUALS & DEFERRED INCOME	5.279.748	3.347.106
GRAND TOTAL CAPITAL AND LIABILITIES	350.141.972	350.141.915

NOTES:

1. The companies included in the above consolidation are the following: a) M.J.MAILLIS S.A. (parent company) b) Directly controlled Companies STRAPTECH S.A. (99, 0%), M.J.MAILLIS BULGARIA EOOD (100%), M.J.MAILLIS ROMANIA S.A. (81, 7%), HELERO BV (100%), M.J.MAILLIS FRANCE SAS (99.99%), MARFLEX M.J.MAILLIS POLAND SPZOO (100%), M.J.MAILLIS ESPANA SL (100%), M.J.MAILLIS CZECH SRO (100%), M.J.MAILLIS ALBANIA LTD (100%), EUROPACK SA (100%), COLUMBIA SRL (100%), M.J.MAILLIS HUNGARY KFT (100%), CONTIPAK MBH (100%), OY M.J.MAILLIS FINLAND AB (100%), M.J.MAILLIS SVERIGE AB (100%), M.J.MAILLIS HOLDING GMBH (100%), SANDER B.V.(100%),c) Indirectly controlled Companies M.J.MAILLIS U.K. LTD (100%), SIAT SPA (100%), SICME SRL (60%), SIAT BENELUX (51%), COMBI PACKAGING SYSTEMS (50%), MEGA SRL (70%), TAM SRL (71%), SIAT USA (100%), M.J.MAILLIS SANDER GMBH (100%), SANDER GMBH &CO KG (100%), SANDER NV (100%), WULFTEC INTERNATIONAL INC (100%), MAILLIS STRAPPING NETWORK LLP (45%). The above mentioned companies have been consolidated according to the full consolidation method as provided by the articles 90 to 109 of CL 2190/1920 "Referring to Companies", except from Combi Packaging Systems which has been consolidated as a joint venture and Maillis Strapping Network which has been consolidated according to the Equity Method
2. As at 30 September, 2003 no encumbrances exist on company's fixed assets.
3. The result included in the consolidated profit and loss account, which relate to subsidiaries registered in Eastern Europe, has been translated at the average exchange rate of the period 01/01 - 30/09/2003.
4. The latest revaluation of land and buildings of the parent company was carried out at 31 December 2000, in accordance with law 2065/92 as amended by the article 20 of law 2443/96.
5. The number of employees of the Group as at 30 June, 2003 was 2.015.
6. The group, consistently, followed the fundamental accounting principles used in the financial statements of year 2002.
7. All accrued expenses up to 30/09/2003, have been provided for.
8. The consolidated Equity of M.J.MAILLIS Group appears decreased by Euros 118 mil. due to the fact that Goodwill,arising from acquisitions, is shown as a deduction from Equity. If Goodwill was presented in the assets side of the balance sheet, as the allowed alternative permits, consolidated Equity would amount to Euros 248 mil.

CONSOLIDATED SUMMARISED PROFIT AND LOSS ACCOUNT FOR 30 SEPTEMBER 2003 (JANUARY 1- SEPTEMBER 30, 2003)

	01/01/2003-30/09/2003		01/01/2002-30/09/2002	
I. OPERATING RESULTS				
Turnover (net sales)		224.779.233		226.963.878
Less: Cost of Sales		161.567.361		159.813.254
Gross margin (profits)		63.211.872		67.150.624
Plus: Other operating income		2.044.732		617.096
Total		65.256.604		67.767.720
Less: 1. Administrative expenses	18.293.857		17.930.146	
3. Distribution expenses	27.552.822	45.846.679	28.597.449	46.527.595
Subtotal profit		19.409.925		21.240.125
Plus: 3. Profit from sale of bonds	67.030		73.301	
4. Interest & other similar income	1.237.294	1.304.324	2.199.462	2.272.763
Less:				
1. Participation and securities value decline allowances	192.234		192.234	
2. Expenses and losses from participations and securities	243.807		243.807	
3. Interest & other similar expenses	6.381.428	(6.817.469)	6.416.005	(6.852.046)
Total operating results (profits)		13.896.780		16.660.842
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non - operating income	8.486.745		9.290.525	
2. Extraordinary profits	482.772		3.435	
3. Prior year income	10.385	8.979.902	58.035	9.351.995
Less:				
1. Extraordinary and non-operating expens	5.410.599		5.982.031	
2. Extraordinary loss	227.164		815	
3. Prior year expenses	218.688	(5.856.451)	174.845	(6.157.691)
Total operating & non-operating results		17.020.231		19.855.146
LESS:				
Total depreciation	19.405.789		18.789.831	
Less: Depreciation charged to operation cost	19.405.789	---	18.789.831	---
NET PROFIT BEFORE TAXES		17.020.231		19.855.146
LESS:				
Share of minority interest		(6.169)		317.716
NET PROFIT BEFORE TAXES AND AFTER MINORITY INTEREST		17.026.400		19.537.430

Kifisia, November 24, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	GROUP FINANCIAL CONTROLLER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	SOTIRIOS I. LEONARDOS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No Π 325521	R. No 9997046629 - A' CLASS

M. J. MAILLIS S.A.

SUMMARISED BALANCE SHEET AS AT 30 SEPTEMBER 2003 ATHENS P.C.S.A. 2716/06/B/86/43 (AMOUNTS IN EURO)

ASSETS	30/09/2003	30/09/2002
B. PRE OPERATING COSTS		
Acquisition Cost	42.933.601	38.079.898
Less: Depreciation until 30/09/2003	25.536.105	19.483.298
Net Value	17.397.496	18.596.600
C. FIXED ASSETS		
Acquisition Cost	101.634.531	94.722.695
Less: Depreciation until 30/09/2003	49.342.100	40.675.529
Net Value	52.292.431	54.047.166
Participation and other long term acquisitions	150.703.576	141.867.268
Total Fixed Assets	202.996.007	195.914.434
D. CURRENT ASSETS		
Inventories	14.227.805	21.446.125
Receivables	93.662.471	83.952.263
Securities	1.251.150	1.502.745
Cash	5.121.767	6.071.844
Total Current Assets	114.263.193	112.972.977
E. PREPAYMENTS & ACCRUED INCOME	7.439.421	5.821.836
GRAND TOTAL ASSETS	342.096.117	333.305.847

CAPITAL AND LIABILITIES	30/09/2003	30/09/2002
A. CAPITAL & RESERVES		
Share Capital (72.647.660 sh. X 0,76 euro)	55.212.222	55.049.749
Share premium reserve	144.877.197	144.825.890
Differences of revaluation--		
Investent subsidies	4.748.517	6.784.378
Reserves	18.661.636	21.433.039
Own shares in hand	(13.033.262)	(9.745.396)
Retained Profits	(1.081.494)	68.970
Profit 1/1-30/9/2003	386.440	2.115.156
Total Capital & Reserves	209.771.256	220.531.786
B. PROVISIONS FOR RISK	4.276.840	571.481
C. LIABILITIES		
Long-term Liabilities	82.869.152	89.357.823
Short - term Liabilities	43.712.180	19.691.672
Total Liabilities	126.581.332	109.049.495
D. ACCRUALS & DEFERRED INCOME	1.466.689	3.153.085
GRAND TOTAL CAPITAL AND LIABILITIES	342.096.117	333.305.847

NOTES:
1) Net Fixed Asset investments increased approximately 3.900.000 eur in the period of 1 January to September 2003.
2) The company has been tax audited up to the year ended 31 December, 2001.
3) Encumbrances on the company/ s fixed assets as at 30 September, 2003 not exist.
4) The previous fixed assets revaluation of land and buildings was carried out at 31 December, 2000, in accordance with law 2065/92 as amended by article 20 of law 2443/96.
5) The number of employees of the company as at 30 September, 2003 was 387.
6) The company has made the necessary provisions for accrued expenses as at 30 September, 2003.
7) The company consistently followed the fundamental accounting principles used in financial statements for the 2002 year.
8) The depreciation charge for the period 1/1-30/09/2003 amounted eur 11.627.667 compared to eur 11.703.607 for the period 1/1-30/09/2002 and is accordingly allocated as follows: eur 6.661.139 to production cost compared to eur 7.047.849, eur 4.958.085 to administration expenses compared to eur 4.634.671 and eur 8.443 to selling expenses compared to eur 21.087.

SUMMARISED PROFIT AND LOSS ACCOUNT FOR 30 SEPTEMBER 2003 (JANUARY 1 - SEPTEMBER 30, 2003)

	01/01/2003-30/09/2003		01/01/2002-30/09/2002	
I. OPERATING RESULTS				
Turnover (net sales)		70.331.219		70.651.858
Less: Cost of Sales		54.983.630		54.601.505
Gross margin (profits)		15.347.589		16.050.353
Plus: Other operating income		616.557		210.567
Total		15.964.146		16.260.920
Less: 1. Administrative expenses	8.410.898		7.540.074	
3. Distribution expenses	6.033.311	14.444.209	7.242.990	14.783.064
Subtotal profit		1.519.937		1.477.856
Plus: 3. Profit from sale of bonds	65.762		73.210	
4. Interest & other similar income	1.374.404	1.440.166	1.487.966	1.561.176
Less:				
1. Participation and securities value decline allowances	192.234		192.234	
2. Expenses and losses from participations and securities	243.807		243.807	
3. Interest & other similar expenses	3.153.318	(3.589.359)	2.079.470	(2.515.511)
Total operating results		(629.256)		523.521
II. PLUS: EXTRAORDINARY RESULTS				
1. Extraordinary and non-operation income	2.656.018		3.046.839	
2. Extraordinary profits	251.759		2.935	
3. Income prior period	6.036	2.913.813	56.762	3.106.535
Less:				
1. Extraordinary and non-operating expenses	1.682.711		1.414.261	
2. Extraordinary loss	79.487		815	
3. Prior year expenses	135.919	(1.898.117)	99.824	(1.514.900)
Total operating & non-operating results		386.440		2.115.156
LESS:				
Total depreciation	11.627.667		11.703.607	
Less: Depreciation charged to operation cost	11.627.667	0	11.703.607	0
NET PROFIT BEFORE TAXES		386.440		2.115.156

Kifisia, November 24, 2003

CHAIRMAN OF THE BOARD OF DIRECTORS AND MANAGING DIRECTOR	CHIEF FINANCIAL OFFICER & MEMBER OF THE BOARD OF DIRECTORS	FINANCIAL MANAGER	ACCOUNTING MANAGER
MICHAEL J. MAILLIS	CHARALAMBOS STAVRINOUDAKIS	PETROS I. DELIS	NIKOLAOS V. MAROULIS
ID. No Φ 020206	ID. No Σ 208194	ID. No P 578226	R. No 9997046629 - A' CLASS